 Exhibit 99.1

Oncolytics® Biotech Inc. Appoints Andrew de Guttadauro, President of Oncolytics Biotech (U.S.) Inc.

Responsible for Global Partnering and Business Development

CALGARY and SAN DIEGO, June 29, 2017 /CNW/ - Oncolytics Biotech® Inc. (TSX: ONC) (OTCQX: ONCYF) (Oncolytics or the Company) today announced the appointment of Andrew de Guttadauro as President of its US subsidiary, Oncolytics Biotech (U.S.) Inc.  Mr. de Guttadauro, based in the Company's recently opened satellite office in San Diego, California, will primarily be responsible for simultaneously pursuing both global and regional licensing, partnership and commercialization opportunities for REOLYSIN®.

"Mr. de Guttadauro brings a breadth of industry knowledge, experience and relationships to the Company and we are excited that he has chosen to join us," said Dr. Matt Coffey, President and CEO of Oncolytics Biotech. "Andrew will lead our business development efforts, focusing on advancing the development and eventual commercialization of REOLYSIN.  He represents an important expansion of our team as we seek to capitalize on our compelling survival data in late stage breast cancer patients and potentially to deliver new sources of non-dilutive investment in the Company."

"I was excited to see a late stage immuno-oncology viral agent like REOLYSIN, with such strong efficacy and safety data, maintain its global rights," said Mr. de Guttadauro. "I am looking forward to joining a mature and growing team as we advance partnership discussions and prepare for our phase three registration study in metastatic breast cancer."

Mr. de Guttadauro has more than 25 years of proven biopharmaceutical commercialization and business development experience. He was most recently a Principal at 1798 Consultants Inc., a healthcare strategic advisory firm providing commercialization consulting services across a number of areas including market access strategy and tactics, healthcare policy, and business development.  Prior to that, he held executive positions at biopharmaceutical companies including, Amgen, Biogen, MedImmune and TAP Pharmaceuticals. Mr. de Guttadauro has commercialization and business development experience covering major developed and emerging markets globally.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing REOLYSIN, an immuno-oncology viral-agent, as a potential treatment for a variety of tumor types. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype through innate and adaptive immune responses to treat a variety of cancers. Oncolytics' clinical development program emphasizes three pillars: chemotherapy combinations to trigger selective tumor lysis; immuno-therapy combinations to produce adaptive immune responses; and immune modulator (IMiD) combinations to facilitate innate immune responses.  Oncolytics is currently planning its first registration study in breast cancer, as well as studies in combination with checkpoint inhibitors and IMID/targeted therapies in solid and hematological malignancies.  For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company's belief as to the potential of REOLYSIN® as a cancer therapeutic; the Company's expectations as to the success of its research and development programs in 2017 and beyond, the Company's planned operations, the value of the additional patents and intellectual property; the Company's expectations related to the applications of the patented technology; the Company's expectations as to adequacy of its existing capital resources; the design, timing, success of planned clinical trial programs; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

SOURCE Oncolytics Biotech Inc.

View original content: http://www.newswire.ca/en/releases/archive/June2017/29/c6956.html

%CIK: 0001129928

For further information: Oncolytics Investor & Media Contact: Oncolytics Biotech Inc., Michael Moore, Vice President, Investor Relations & Corporate Communications, 858-886-7813, mmoore@oncolytics.ca

CO: Oncolytics Biotech Inc.

CNW 07:00e 29-JUN-17